UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

CareFusion Corporation

(Name of issuer)

Common Stock

(Title of class of securities)

14170T101

(CUSIP number)

September 15, 2010

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

1	Names of reporting person: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Cardinal Health, Inc. I.R.S. #31-0958666
2	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
3	SEC use only:
4	Citizenship or place of organization: Ohio
Number of shares beneficially owned by each reporting person with:	5	Sole voting power: 0
	6	Shared voting power: 0
	7	Sole dispositive power: 0
	8	Shared dispositive power: 0
9	Aggregate amount beneficially owned by each reporting person: 0
10	Check box if the aggregate amount in Row (9) excludes certain shares: ☐
11	Percent of class represented by amount in Row (9): 0%
12	Type of reporting person: CO

SCHEDULE 13G

Item 1.	(a)	Name of Issuer:

CareFusion Corporation

	(b)	Address of Issuer’s Principal Executive Offices:

3750 Torrey View Court San Diego, CA 92130

Item 2.	(a)	Name of Person Filing:

Cardinal Health, Inc.

	(b)	Address of Principal Business Office, or if None, Residence:

7000 Cardinal Place Dublin, OH 43017

	(c)	Citizenship:

The state of organization is Ohio.

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

14170T101

Item 3.	If this statement is filed pursuant to Sections 240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in Section 3 (a) (6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with Section 240.13d-l(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Section 240.13d-l(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Section 240.13d-l(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with Section 240.13d-l(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with Section 240.13d-l(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Section 240.13d-l(b)(1)(ii)(J), please specify the type of institution: .

Item 4.

Ownership.

Explanatory Note: Prior to August 31, 2009, the Issuer was a wholly-owned subsidiary of the Reporting Person. On August 31, 2009, the Reporting Person completed the spin-off of the Issuer through a pro rata distribution to its shareholders of approximately 81% of the then outstanding shares of the Issuer’s common stock (the “Spin-Off”). The Reporting Person held 18.7%, or 41,392,836 shares, of the Issuer’s common stock immediately after the Spin-Off.

After the completion of the Spin Off and prior to December 31, 2009, the Reporting Person sold 5,510,535 shares of Issuer common stock. As a result, as of December 31, 2009, the Reporting Person beneficially owned 35,882,301 shares of Issuer common stock.

As reported on Form 4s, on March 16, 2010 the Reporting Person sold 5,418,289 shares of the Issuer’s common stock, and on September 15, 2010, the Reporting Person sold the remaining 30,464,012 shares of the Issuer’s common stock that it held.

	(a)	Amount beneficially owned: See the response to Item 9 on the attached cover page and the explanatory note above.

	(b)	Percent of Class: See the response to Item 11 on the attached cover page.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: See the response to Item 5 on the attached cover page.

		(ii)	Shared power to vote or to direct the vote: See the response to Item 6 on the attached cover page.

		(iii)	Sole power to dispose or to direct the disposition of: See the response to Item 7 on the attached cover page.

		(iv)	Shared power to dispose or to direct the disposition of: See the response to Item 8 on the attached cover page.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certification. Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2010	CARDINAL HEALTH, INC.

/s/ Stephen T. Falk
Name: Stephen T. Falk
Title: Executive Vice President, General Counsel and Corporate Secretary

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